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MAR 14 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexTrend Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5200 Keller Springs Road, Suite 812
(No. and Street)

Dallas	TX	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Cherlin 214- 668-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Mark Cherlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexTrend Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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NexTrend Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
NexTrend Securities, Inc.
Dallas, TX 75248

I have audited the accompanying statement of financial condition of NexTrend Securities, Inc. (the "Company"), a Texas corporation, as of December 31, 2015 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
January 20, 2016

NexTrend Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 9,043
Deposit with clearing organization	0
Total assets	$ 9,043

Liabilities and Stockholder's Equity

Liabilities	
Accrued liabilities	$ 500
Total liabilities	$ 500
Stockholder's equity	
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	
Additional paid-in capital	$784,273
Accumulated deficit	(775,730)
Total stockholder's equity	8,543
Total liabilities and stockholder's equity	$ 9,043

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2015

Revenues	$ -
Expenses	
Insurance	472
Professional fees	3,000
All other expenses	1,297
Total expenses	4,769
Net income (loss) before income tax provision	(4,769)
Income tax provision	0
Net income (loss)	$ (4,769)

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2014	$ 0	$ 778,923	$ (770,961)	$ 7,962
Capital contribution		5,350		5,350
Net Income (loss)			(4,769)	(4,769)
Balance, December 31, 2015	$ 0	$ 784,273	$ (775,730)	$ 8,543

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:		
Net income (loss)		$ (4,769)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net cash provided by (used) operating activities:		(4,769)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Proceeds from contribution of additional paid-in-capital	$5,350	
Net cash provided by (used in) financing activities		5,350
Net increase in cash		581
Cash at beginning of year		8,462
Cash at end of year		$ 9,043
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ -

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

NexTrend Securities, Inc. (the Company) was incorporated in the State of Texas in July, 1997 under the name Five Star Trading, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a subsidiary of NexTrend II, Inc. which is a wholly owned subsidiary of NexTrend Technologies, Inc. (the Parent).

For the year ended December 31, 2015, the Company's operations are maintained via additional paid-in-capital by the Parent Company and the Parent plans to continue to fund the operations with additional capital as needed.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- Put and call broker or dealer or option writer
- Sharing commissions from corporate transactions (equity and debt)
- Private placements of securities; and
- Operate up to (7) offices (registered and unregistered), including the main office. The remaining six (6) branch offices will only engage in private placement business.
- Employ up to eighteen (18) associated persons (registered and unregistered) who have direct contact with customers in the conduct of member's securities sales, trading and investment banking activities, including the immediate supervisors of such persons.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded when earned on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The Company elected to be taxed as a subsidiary of a Controlled Group with its parent reporting for Federal income tax purposes. As a member of a Controlled Group, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent Corporation. As per the Consent Plan and Apportionment Schedule for a Controlled Group (IRS - Schedule O), all taxes are paid by the parent company, NexTrend Technologies, Inc.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Statement of Changes in Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate carrying values of such accounts.

Note 4 – Clearing Broker Deposit

The Company has terminated its agreement with a clearing broker and has notified regulators that it will not transact business requiring a clearing broker until a clearing agreement is in place and the regulators are notified.

Note 5 – Related Party

The Company uses office space provided by the parent company. Since there is limited activity, the parent company does not charge rent. There is no expense sharing agreement.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $8,543 which was $3,543 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1.

Note 7 – Income Taxes

The Company is treated as a member of a controlled group for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company.

Note 8 – Exemption from the SEC Rule 15c3-3

NexTrend Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Currently there is no clearing broker arrangement in place as the company is not trading.

Note 9 – Going Concern

For the year ended December 31, 2015, the Company's operations were maintained via additional paid-in-capital by the Parent Company. The Parent plans to continue to fund the operations with additional capital as needed.

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through January 20, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NexTrend Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2015

Computation of net capital		
Total ownership equity from statement of financial condition		$ 8,543
Less: Non allowable assets		0
Net capital		$ 8,543
Computation of net capital requirements		
Minimum net capital requirement		
6-2/3% of net aggregate indebtedness	$ 33	
Minimum dollar net capital required	$ 5,000	
Net Capital required (greater of above)		5,000
Excess net capital		$ 3,543
Ratio of aggregate indebtedness to net capital		.06 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to NexTrend Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NexTrend Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to NexTrend Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm-Exemption Report

To the Board of Directors and Stockholder
of NexTrend Securities, Inc.

I have reviewed management's statements, included in the accompanying NexTrend Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Elizabeth Tractenberg, CPA
Rockline, CA
January 20, 2016

NexTrend Securities, Inc.
PO Box 12108
Austin, Texas 78711

November 21, 2015

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

NexTrend Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,



Mark Cherlin
President